June 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mary Beth Breslin

Division of Corporation Finance

Re:	Rockwell Medical Technologies, Inc.

Registration Statement on Form S-3 – File No. 333-181003

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-3 (File No. 333-181003) of Rockwell Medical Technologies, Inc., a Michigan corporation (the “Company”), filed with the Securities and Exchange Commission on April 27, 2012 (the “Registration Statement”).

We acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby request acceleration of the effective date of the Registration Statement so that it may become effective at 3:00 p.m. (Washington, DC time) on June 13, 2012 or as soon thereafter as practicable.

Thank you for your attention to this matter. If you have any questions regarding the foregoing, please call Jeanne M. Moloney (248-203-0775) or Mark A. Metz (313-568-5434) of Dykema Gossett PLLC.

Sincerely. ROCKWELL MEDICAL TECHNOLOGIES, INC.

By:	/s/ Thomas E. Klema
Name:	Thomas E. Klema
Title:	Chief Financial Officer, Treasurer and Secretary